SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated February 19, 2014	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Ping Wei
Name:	Ping Wei
Title:	Chief Financial Officer

Date: February 20, 2014

Exhibit 99.1

China Distance Education Holdings Limited Reports Financial Results

for the First Quarter of Fiscal 2014

Revenue Up 43.7% Year-over-year to $18.7 Million

Net Income Up 131.9% Year-over-year to $3.4 Million

BEIJING — February 19, 2014 — China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, today announced financial results for the first quarter of fiscal year 2014 ended December 31, 2013.

First Quarter Fiscal 2014 Financial and Operational Highlights

•	Total course enrollments reached 939,300 in the first quarter of fiscal 2014, an increase of 4.6% from the first quarter of fiscal 2013.

•	Cash receipts from online course registration increased by 23.7% to $17.2 million from the first quarter of fiscal 2013.

•	Net revenue increased by 43.7% to $18.7 million from $13.0 million in the prior year period and exceeded the Company’s previous guidance range.

•	Gross profit increased by 48.9% to $10.3 million from $6.9 million in the prior year period. Gross margin increased to 54.9%, as compared to 53.0% in the prior year period.

•	Operating income increased by 129.5% to $3.8 million from $1.7 million in the prior year period.

•	Net income increased by 131.9% to $3.4 million from $1.5 million in the prior year period.

•	Basic and diluted net income per American Depositary Share (“ADS”) was $0.101 and $0.100, respectively, representing a year-over-year increase of 129.5% and 127.3%, respectively, from a basic and diluted net income per ADS of $0.044 each for the first quarter of fiscal 2013. Each ADS represents four ordinary shares.

•	Operating cash flow increased by 53.1% to $8.1 million from $5.3 million in the first quarter of fiscal 2013.

Mr. Zhengdong Zhu, Chairman and CEO of CDEL, said, “We have started fiscal 2014 on a healthy note, reaching record first quarter revenue and net income. Our strong revenue growth was once again led by our leading online accounting and healthcare verticals. Solid growth from our Engineering & Construction (“E&C”) courses, one of our fastest growing verticals, also contributed to our success in the first quarter of fiscal year 2014.

“While we maintain strong operational momentum, enrollment growth for the quarter was relatively small as course enrollments for a few of our accounting programs experienced seasonal fluctuations that pushed some enrollments to later quarters. This fluctuation in timing is common in our business and we remain on track to meet our projected growth rate for the year.

“Our leadership position in the large and growing online professional learning space and our highly scalable business model present us with huge potential over both the near- and longer-term. As we move through the year, we will continue to focus on providing results-driven high quality courses, enhancing our students’ learning experiences and further refining our online and mobile learning platforms with cutting edge technology that appeals to everyone’s education needs at each stage of their academic and professional development to capture such growth opportunities.”

Ms. Ping Wei, Chief Financial Officer of CDEL, added, “We are particularly pleased with our record top- and bottom-line financial results as the first quarter is typically our seasonally slow period. For the first quarter we grew our net income by 131.9% year-over-year to $3.4 million, and grew our net revenues by 43.7% year-over-year to $18.7 million. Our strong first quarter growth was due to strong revenue contribution from accounting, healthcare and E&C verticals. Our margins also improved compared with the same period last year as we continue to benefit from our highly scalable business model and prudent expansion strategy. We also significantly improved our cash position during the quarter, growing our operating cash flow to $8.1 million, compared to $5.3 million in the same quarter of fiscal 2013.”

First Quarter Fiscal 2014 Financial Results

Net Revenue. Total net revenue increased by 43.7% to $18.7 million in the first quarter of fiscal 2014 from $13.0 million in the first quarter of fiscal 2013. This increase was primarily due to higher revenue in accounting, healthcare and E&C verticals. Net revenue from online education services, books and reference materials, and other sources contributed to 84.2%, 5.9% and 9.9% of total net revenue for the first quarter of fiscal 2014, respectively.

Online education services. Net revenue from online education services increased by 45.9% to $15.7 million in the first quarter of fiscal 2014 from $10.8 million in the prior year period, mainly due to higher revenue from accounting, healthcare and E&C courses.

Books and reference materials. Net revenue from books and reference materials increased by 46.0% to $1.1 million in the first quarter of fiscal 2014 from $0.8 million in the first quarter of fiscal 2013.

Others. Net revenue from other sources increased by 27.0% to $1.9 million in the first quarter of fiscal 2014 from $1.5 million in the first quarter of fiscal 2013. The increase was mainly due to higher revenue in other offline supplementary training courses and courseware production services.

Cost of Sales. Cost of sales increased by 37.9% to $8.4 million in the first quarter of fiscal 2014 from $6.1 million in the first quarter of fiscal 2013. The increase in cost of sales was mainly due to increased server lease fees and bandwidth costs, salaries and related expenses, lecturer fees, rental and related expenses, and other miscellaneous expenses.

Gross Profit. Gross profit increased by 48.9% to $10.3 million in the first quarter of fiscal 2014 from $6.9 million in the prior year period. Gross margin increased to 54.9% in the first quarter of fiscal 2014, as compared to 53.0% in the first quarter of fiscal 2013 due to the scalability of the Company’s online model as revenue growth outpaced increases in costs.

Operating Expenses. Total operating expenses increased by 24.2% to $6.5 million in the first quarter of fiscal 2014 from $5.2 million in the prior year period. This increase was primarily due to increased salaries and related expenses, advertising and promotional activities, and commission to the Company’s distributors.

Selling expenses. Selling expenses increased by 37.5% to $3.8 million in the first quarter of fiscal 2014 from $2.8 million in the prior year period, which was primarily driven by increased salaries and related expenses, advertising and promotional activities, and commission to the Company’s distributors.

General and administrative expenses. General and administrative expenses increased by 9.1% to $2.7 million in the first quarter of fiscal 2014 from $2.5 million in the prior year period.

Income Tax Expense. Income tax expenses increased by 105.8% to $0.9 million in the first quarter of fiscal 2014 from $0.4 million in the prior year period, primarily due to the increase in taxable income.

Net Income. As a result of the foregoing, net income increased by 131.9% to $3.4 million in the first quarter of fiscal 2014 from $1.5 million in the prior year period.

Operating Cash Flow. Net operating cash inflow increased by 53.1% to $8.1 million in the first quarter of fiscal 2014 from $5.3 million in the prior year period, primarily as a result of increased net income generated in the first quarter of fiscal 2014. Increases in deferred revenue and refundable fees, accrued expenses and other liabilities, and a decrease in accounts receivable also contributed to the increase. This operating cash inflow was partially offset by the increase in prepayment and other current assets and decrease in income tax payable.

Cash and Cash Equivalents, Term Deposits and Restricted Cash. Cash and cash equivalents, term deposits and restricted cash as of December 31, 2013 increased by 11.9% to $81.4 million, as compared to $72.7 million as of September 30, 2013, mainly due to robust cash flow generated from operating activities in the first quarter of fiscal 2014. Out of that, approximately $16.5 million was invested in restricted cash.

Outlook

For the second quarter of fiscal 2014, the Company expects to generate total net revenues in the range of $16.2 to $16.9 million, representing year-over-year growth of approximately 25% to 30%.

For the 2014 fiscal year, the Company expects to generate total net revenue in the range of $88.5 to $92.7 million, representing year-over-year growth of approximately 24% to 30%.

The above guidance reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company will host a conference call at 8:30 a.m. Eastern Time on February 20, 2014 to discuss its first quarter fiscal 2014 financial results and recent developments. The conference call may be accessed by calling 1-855-298-3404 (US), 1-631-5142-526 (International), 400-120-0539 (China), 800-905-927 (Hong Kong), or 44-(0)20-3078-7622 (UK). The passcode is CDEL or DL.

A telephone replay will be available shortly after the call until February 27, 2014 at 1-866-846-0868 (US), 61-2-9641-7900 (International), 400-184-2240 (China), 800-966-697 (Hong Kong), or 0800-169-7301 (UK). The conference ID is 9553681.

A live and archived webcast of the conference call will be available at http://ir.cdeledu.com.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, healthcare, E&C, and other industries. The Company also offers other professional education courses for the national judicial examination, English proficiency test for professionals, computer application skills, and other occupational certifications or skills, online test-preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, and online language courses. For further information, please visit http://ir.cdeledu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “predict,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the second quarter of fiscal year 2014 and the full fiscal year 2014 and quotations from management in this announcement, as well as the Company’s strategic and operational plans (including the Company’s open-platform strategy) contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic and annual reports to the SEC, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and growth strategies; our future prospects and market acceptance of our courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our courses and other products and services; competition in the education and test preparation markets; and changes of Chinese laws, regulations and policies, including those applicable to the Internet and Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed or furnished with the SEC. All information provided in this press release is as of the date of this press release. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth in this press release is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Contacts:

China Distance Education Holdings Limited Lingling Kong, IR manager Tel: +86-10-8231-9999 ext1805 Email: IR@cdeledu.com	The Piacente Group | Investor Relations Brandi Piacente Tel: +1 212-481-2050 Email: dl@tpg-ir.com

(Financial Tables on Following Pages)

China Distance Education Holdings Limited

Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2013	December 31, 2013
	(Derived from Audited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	71,919	55,783
Term deposit	817	9,085
Restricted cash	6	—
Accounts receivable, net of allowance for doubtful accounts of US$1,801 and US$1,773 as of December 31, 2013 and September 30, 2013, respectively	3,518	2,826
Inventories	698	619
Prepayment and other current assets	4,087	4,637
Deferred tax assets, current portion	1,751	1,553
Deferred cost	1,889	1,613

Total current assets	84,685	76,116

Non-current assets:
Property, plant and equipment, net	10,202	10,666
Goodwill	7,711	7,795
Other intangible assets, net	1,476	1,422
Deposit for purchase of non-current assets	374	105
Restricted cash	—	16,519
Other non-current assets	1,546	2,114

Total non-current assets	21,309	38,621

Total assets	105,994	114,737

Liabilities and equity:
Current liabilities:
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$15,428 and US$13,361 as of December 31, 2013 and September 30, 2013, respectively)	15,072	17,905
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$2,367 and US3,661 as of December 31, 2013 and September 30, 2013, respectively)	4,282	3,219
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$19,062 and US17,120 as of December 31, 2013 and September 30, 2013, respectively)	17,143	19,085
Refundable fees (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$4,636 and US$4,300 as of December 31, 2013 and September 30, 2013, respectively)	4,300	4,636

Total current liabilities	40,797	44,845

Non-current liabilities:
Deferred tax liabilities, non-current portion (including non-current portion of deferred tax liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of nil and nil as of December 31, 2013 and September 30, 2013, respectively)	677	775

Total non-current liabilities	677	775

Total liabilities	41,474	45,620

Equity:
Ordinary shares (par value of US$0.0001 per share at December 31, 2013 and September 30, 2013, respectively; Authorized – 480,000,000 shares at December 31, 2013 and September 30, 2013, respectively; Issued and outstanding –136,336,789 and 135,532,141 shares at December 31, 2013 and September 30, 2013, respectively)	14	14
Additional paid-in capital	46,742	47,196
Accumulated other comprehensive income	6,295	7,015
Retained Earnings	11,469	14,892

Total China Distance Education Holdings Limited shareholders’ equity	64,520	69,117

Total equity	64,520	69,117

Total liabilities and equity	105,994	114,737

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended December 31,
	2012	2013

Sales, net of business tax, value-added tax and related surcharges:
Online education services	10,779	15,722
Books and reference materials	761	1,111
Others	1,463	1,858

Total net revenues	13,003	18,691

Cost of sales
Cost of services	(5,604)	(7,852)
Cost of tangible goods sold	(509)	(578)

Total cost of sales	(6,113)	(8,430)

Gross profit	6,890	10,261

Operating expenses
Selling expenses	(2,779)	(3,822)
General and administrative expenses	(2,454)	(2,678)

Total operating expenses	(5,233)	(6,500)
Other operating income	3	49

Operating income	1,660	3,810

Interest income	253	507
Exchange loss	(21)	(38)

Income before income taxes	1,892	4,279
Less: Income tax expense	(416)	(856)

Net income attributable to China Distance Education Holdings Limited	1,476	3,423

Net income per share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.011	0.025
Diluted	0.011	0.025

Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.044	0.101
Diluted	0.044	0.100

Weighted average shares used in calculating net income per share:
Basic	134,754,567	135,805,355
Diluted	135,496,638	137,117,556